EXHIBIT 99.1

Press Release	Brussels, 3 October 2008

Electrabel, Group GDF SUEZ, has taken note of the decision of the Board of Ministers to present the Parliament a bill asking to levy a contribution of 250 million euro to all nuclear players in Belgium for 2008. As Electrabel has not been informed on the content of the bill, the company can only state what follows:

1.	It concerns an exceptional tax, both regarding to the dimension of the amount -10 billion old Belgian francs, or 2% of all taxes paid by companies in Belgium – as because of the modalities that were held back. It concerns a withdrawal from the provisions anticipated for the dismantling of our nuclear power plants.

2.	This decision is in conflict with the agreements negotiated in 2006 between GDF SUEZ and the Belgian State willing to set up a structured discussion and assure a stable legal and regulatory frame that would encourage new investments by the Group in Belgium. GDF SUEZ also points out that all of the commitments, made by the Group, have been executed.

As soon as the company has more details on the measure, Electrabel will thoroughly evaluate the stipulations in order to decide which decision she will carry out.

Press Electrabel: Lut Vande Velde (NL) Tel: +32 2 518 63 47 lut.vandevelde@electrabel.com	Jean-Pascal Bouillon (FR) Tel: +32 2 519 35 22 jean-pascal.bouillon@electrabel.com

www.electrabel.com

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Electrabel n.v.

Regentlaan 8 – 1000 Brussel

Fax : +32 2 511 65 99

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